1835 Market Street, Suite 2601 Philadelphia, PA 19103 January 4, 2024 Mr. Eric McPhee Mr. Mark Rakip Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 Re: Independence Realty Trust, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Form 10-Q for the Quarterly Period Ended September 30, 2023 File No. 001-36041 Dear Mr. McPhee and Mr. Rakip, Independence Realty Trust, Inc. (the “Company”) respectfully submits this letter in response to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2023. For ease of reference, the Staff’s comments are repeated below in bold italics preceding the response. Form 10-Q for the quarterly period ended September 30, 2023 Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations Current Developments Capital Recycling and Portfolio Reorganization and Deleveraging Strategy, page 27 We note your disclosure that negotiations of sales of certain properties under your Portfolio Optimization and Deleveraging Strategy plan could result in the recognition of an impairment loss in the fourth quarter 2023. We also note your disclosure within your Form 8-K filed on October 30, 2023, that you will be required, under GAAP, to record an impairment charge in the fourth quarter 2023 that you currently estimate to be between $23 and $25 million, and that you expect to incur impairment charges in the fourth quarter of 2023 related to certain other properties, ranging between $32 and $38 million. Please tell us what considerations you gave to expanding your discussion herein consistent with the material impairments section of your earnings release quantifying the impairment charges estimated to be incurred during the fourth quarter of 2023. Additionally, tell us what consideration you gave to disclosing and/or recognizing any of these impairment charges within your financial statements during the quarter ended September 30, 2023. Your response should address your consideration of ASC 855-10-25. Response: As noted in the Staff’s comment, our Current Report on Form 8-K filed on October 30, 2023 (the “Form 8-K”) disclosed our determination that we will be required to record an impairment charge in the fourth quarter of 2023 in an estimated range of between $23 and $25 million related to three of the nine properties targeted for sale as part of our “Portfolio Optimization and Deleveraging Strategy” (sometimes referred to as the “Strategy” and discussed further below). In recognition of the early stages of sales activities in respect of the other six properties, the Form 8-K disclosed our expectation, based on then available information, of recording additional impairment charges in the fourth quarter of 2023 in an estimated range of between $32 and $38 million. Our earnings release furnished with the Form 8-K expressed the substance of the foregoing in a more generalized fashion and combined the estimated impairment charges for the fourth quarter into the aggregate range of $55 to $63 million for the nine properties. Our Quarterly Report on Form 10-Q filed on October 31, 2023 (the “Q3 Form 10-Q”) described our Portfolio Optimization and Deleveraging Strategy and indicated that properties may be sold for less than their carrying amounts resulting in impairment losses, without repeating the quantification of the impairment range. In light of the Staff’s comment as to the quantification of the impairment range in the Form 8-K and earnings release, and not in the substantially contemporaneous Q3 Form 10-Q, we advise the Staff that in the future, when we present quantitative information in an earnings release as to expected impairment ranges or amounts, we will include the quantitative information in our corresponding periodic report. With regard to the Staff’s comment as to our consideration of disclosure and/or recognition of the impairment charges in the third quarter financial statements, we evaluated our entire portfolio as of September 30, 2023 for events and changes in circumstances that indicate that the carrying amount of our assets may not be recoverable in accordance with guidance in ASC 360-10-35-21 and concluded that none of our properties had indicators that their carrying amounts may not be recoverable except for one property in Chicago, Illinois. The Chicago, Illinois property met the criteria for held for sale accounting as our Board of Directors had previously authorized its sale, it had been marketed for sale, and there were active negotiations with buyers. Based on all then available information, including the status of negotiations, we expected that the property would be sold, net of costs of sale, for less than its carrying value and, accordingly, we recognized an $11.3 million impairment charge in our third quarter financial statements. As explained further below, we concluded that, as of September 30, 2023, none of our other properties had indicators that their carrying amounts may not be recoverable and it was not more likely than not that any other properties would be sold before the end of their useful lives. Subsequent to September 30, 2023, we formulated the Portfolio Optimization and Deleveraging Strategy that would involve sales of additional assets in order to accelerate our existing strategic plan to reduce indebtedness and achieve an investment grade rating. Given the size of the Strategy, approval from our Board of Directors would be required as it exceeded management’s authority. On October 17 and 18, 2023, the Strategy was presented to and discussed with our Board of Directors. On October 26, 2023, after finalizing estimated sales prices, the Strategy was approved by our Board of Directors. Our Q3 Form 10-Q disclosed this information along with the related Form 8-K and earning release. In light of the foregoing, we concluded that it was not until the Portfolio Optimization and Deleveraging Strategy was fully formed, discussed with, and approved by, our Board of Directors that it became more likely than not that the other nine properties would be sold before the end of their useful lives. Since this trigger for a test for recoverability occurred after the balance sheet date and there were no other events or changes in circumstances that would require tests for recoverability, we did not further assess the other nine properties for recoverability as of September 30, 2023. In the preparation of our third quarter financial statements, we considered ASC 855-10-25-1: “An entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.” Since the Strategy was formulated subsequent to September 30, 2023 and the additional property sales contemplated by the Portfolio Optimization and Deleveraging Strategy required approval of the Board of Directors, with such approval occurring after the balance sheet date, we concluded that the condition that the properties would more likely than not be sold before the end of their useful lives did not exist as of September 30, 2023. However, in accordance with ASC 855-10-50-2, we concluded that the subsequent event should be disclosed. Therefore, we disclosed the nature of the event and its expected effect on our financial statements in our Q3 Form 10-Q.

If you have any questions or would like further information concerning our response, please do not hesitate to contact me (267) 270-4800. Sincerely, /s/ JAMES J. SEBRA_______________ James J. Sebra Chief Financial Officer and Treasurer cc: Michael Friedman, Troutman Pepper